UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Fourth Quarter and Full Year 2019 Consolidated Results
2.	Fourth Quarter and Full Year 2019 Consolidated Earnings Results Presentation

Item 1

Report of 4Q2019 and FY 2019
consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States.. As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, March 16th, 2020. Grupo Aval S.A. (NYSE:AVAL) reports a consolidated attributable net income results of Ps 3,034.4 billion (Ps 136.2 pesos per share) for 2019 versus a Ps 2,912.7 (Ps 130.7 pesos per share) figure reported for 2018. ROAE was 16.4% and ROAA was 2.0% for 2019.

Key results :

•	2019 marks the first year in our history that our net income surpasses three trillion pesos, as Aval’s total net income amounted to Ps 3.03 trillion (Ps 136/share), an increase of 4.2% versus 2018. This result was affected by non-recurrent provision expenses of Ps 328 billion with a post-tax attributable net income impact of Ps 162 billion, booked in relation to CRDS and SITP. Additionally, other non-recurrent expenses of Ps 25 billion affected the bottom line.

•	All the problem commercial loans were fully provisioned by end of year and the fully-provisioned loan to Electricaribe was written off.

•	ROAE for the year was 16.4%. Aval ended 2019 with an accounting tangible capital ratio of 9.2%.

•	Consolidated assets grew by 7.4% and the consolidated loan portfolio grew by 6.0%, driven by an 8% increase in consumer loans, a 9% increase in mortgage loans and a 4% increase in the commercial loan portfolio.

•	2019 Net Interest Margin was 5.70%, versus 5.67% in 2018, in line with our guidance, as a result of a 6.4% NIM on loans and 2.3% NIM on investments.

•	Despite an increase of Ps 762.0 billion to 30 and 90-day PDL’s as a result of CRDS becoming due and unpaid during the year, these loan quality indicators ended the year at 4.36% and 3.26%, respectively, in line with expectations, and only 10 and 19 bps higher than in 2018. The allowances for 90+ PDL’s reached 140% at year end.

•	Cost of Risk for 2019 was 2.2%, versus 2.4% a year earlier. Notably, Cost of Risk for the fourth quarter was 2.1% compared to 2.5% in the previous quarter and 3.1% in 4Q18.

•	Net fee income for the year increased by approximately 13%, 15% in the fourth quarter versus the same quarter in 2018 and 10% versus the third quarter of 2019.

•	Despite an expected decline in income from Corficolombiana’s non-Financial sector investments, due to the non-recurrent income that these investments provided during 2018, Corficolombiana continued to contribute with strong results during 2019 especially derived from its investments in toll road concessions.

•	Personnel, including severance costs, and SG&A expenses grew by 6.1% during the year and only 2.0% when excluding FX.

•	Finally, strong funding and liquidity positions as Deposits/Loans finished 2019 at 1.01x, and cash/deposits at approximately 17.2%.

2

Bogotá, March 16th, 2020. Grupo Aval S.A. (NYSE:AVAL) reports a consolidated attributable net income results of Ps 3,034.4 billion (Ps 136.2 pesos per share) for 2019 versus a Ps 2,912.7 (Ps 130.7 pesos per share) figure reported for 2018. ROAE was 16.4% and ROAA was 2.0% for 2019.

Gross loans excludes interbank and overnight funds. Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. PDLs 90+ defined as loans more than 90 days past due. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

NS refers to non-significant figures.

3

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Cash and cash equivalents	28,401.3	27,332.7	30,117.2	10.2%	6.0%
Trading assets	7,204.3	9,298.4	9,113.7	-2.0%	26.5%
Investment securities	23,030.2	24,550.6	26,000.3	5.9%	12.9%
Hedging derivatives assets	30.1	27.8	166.6	N.A.	N.A.
Total loans and receivables, net	168,685.7	174,429.7	173,942.3	-0.3%	3.1%
Tangible assets	6,588.5	9,010.3	8,950.4	-0.7%	35.8%
Goodwill	7,318.6	7,676.3	7,348.6	-4.3%	0.4%
Concession arrangement rights	5,514.5	6,987.6	7,521.5	7.6%	36.4%
Other assets	12,902.1	14,533.9	15,672.0	7.8%	21.5%
Total assets	259,675.2	273,847.3	278,832.6	1.8%	7.4%
Trading liabilities	811.3	832.2	962.4	15.6%	18.6%
Hedging derivatives liabilities	195.5	115.3	94.3	-18.2%	-51.8%
Customer deposits	164,359.5	174,048.0	175,491.4	0.8%	6.8%
Interbank borrowings and overnight funds	6,814.1	5,721.8	9,240.5	61.5%	35.6%
Borrowings from banks and others	20,610.8	22,633.3	19,803.3	-12.5%	-3.9%
Bonds issued	20,140.3	21,457.1	21,918.3	2.1%	8.8%
Borrowings from development entities	3,646.8	3,674.8	3,882.5	5.7%	6.5%
Other liabilities	13,542.5	13,002.0	14,091.6	8.4%	4.1%
Total liabilities	230,120.8	241,484.5	245,484.3	1.7%	6.7%
Equity attributable to owners of the parent	17,789.7	19,314.3	19,850.6	2.8%	11.6%
Non-controlling interest	11,764.6	13,048.5	13,497.7	3.4%	14.7%
Total equity	29,554.3	32,362.8	33,348.3	3.0%	12.8%
Total liabilities and equity	259,675.2	273,847.3	278,832.6	1.8%	7.4%

Consolidated Statement of Income	4Q18	3Q19	4Q19	Δ
Interest income	4,691.6	4,942.1	5,055.7	2.3%	7.8%
Interest expense	1,934.7	2,112.8	2,160.3	2.2%	11.7%
Net interest income	2,757.0	2,829.3	2,895.4	2.3%	5.0%
Loans and other accounts receivable	1,359.7	1,189.3	1,030.6	-13.3%	-24.2%
Other financial assets	22.3	1.3	(5.3)	N.A	-123.6%
Recovery of charged-off financial assets	(81.7)	(101.8)	(103.3)	1.4%	26.4%
Net impairment loss on financial assets	1,300.4	1,088.8	922.1	-15.3%	-29.1%
Net interest income, after impairment losses	1,456.6	1,740.5	1,973.3	13.4%	35.5%
Net income from commissions and fees	1,296.6	1,355.2	1,494.0	10.2%	15.2%
Gross profit from sales of goods and services	1,206.8	661.5	539.0	-18.5%	-55.3%
Net trading income	318.9	481.3	(36.2)	-107.5%	-111.3%
Net income from other financial instruments mandatory at FVTPL	28.6	55.2	55.2	0.0%	93.2%
Total other income	500.8	104.8	526.2	N.A.	5.1%
Total other expenses	2,693.6	2,626.0	2,849.7	8.5%	5.8%
Net income before income tax expense	2,114.7	1,772.5	1,701.9	-4.0%	-19.5%
Income tax expense	473.9	446.5	418.8	-6.2%	-11.6%
Net income for the period	1,640.8	1,326.0	1,283.1	-3.2%	-21.8%
Non-controlling interest	790.1	582.8	568.0	-2.5%	-28.1%
Net income attributable to owners of the parent	850.7	743.2	715.1	-3.8%	-15.9%

Key ratios	4Q18	3Q19	4Q19	YTD 2018	YTD 2019
Net Interest Margin(1)	5.7%	5.6%	5.6%	5.7%	5.6%
Net Interest Margin (including net trading income)(1)	5.6%	5.7%	5.6%	5.7%	5.7%
Efficiency ratio(2)	44.1%	47.9%	52.1%	45.7%	47.6%
ROAA(3)	2.6%	2.0%	1.9%	2.2%	2.0%
ROAE(4)	19.6%	15.8%	14.6%	17.8%	16.4%

90 days PDL / Total loans and leases (5)	3.1%	3.3%	3.3%	3.1%	3.3%
Provision expense / Average loans and leases (6)	3.1%	2.5%	2.1%	2.4%	2.2%
Allowance / 90 days PDL (5)	1.58	1.53	1.40	1.58	1.40
Allowance / Total loans and leases	4.8%	5.0%	4.6%	4.8%	4.6%
Charge-offs / Average loans and leases (6)	2.2%	2.0%	4.1%	1.9%	2.7%

Total loans and leases, net / Total assets	65.0%	63.7%	62.4%	65.0%	62.4%
Deposits / Total loans and leases, net	97.4%	99.8%	100.9%	97.4%	100.9%
Equity / Assets	11.4%	11.8%	12.0%	11.4%	12.0%
Tangible equity ratio (7)	8.4%	8.9%	9.2%	8.4%	9.2%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	925.0	1,285.0	1,465.0	925.0	1,465.0
Preferred share price (EoP)	999.0	1,300.0	1,460.0	999.0	1,460.0
BV/ EoP shares in Ps.	798.4	866.9	890.9	798.4	890.9
EPS	38.2	33.4	32.1	130.7	136.2

P/E (8)	6.5	9.7	11.4	7.6	10.7
P/BV (8)	1.3	1.5	1.6	1.3	1.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due. Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Statement of Financial Position Analysis

1. Assets

Total assets as of December 31st, 2019 totaled Ps 278,832.6 billion showing an increase of 7.4% versus December 31st, 2018 and of 1.8% versus September 30th, 2019. Growth in assets was mainly driven by (i) a 3.1% year over year growth in total loans and receivables, net to Ps 173,942.3 billion and (ii) a 12.9% year over year growth in investment securities equivalents to Ps 26,000.3 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 7.1% versus December 31st, 2018 and 3.7% versus September 30th, 2019; for total loans and receivables, net growth would have been 2.8% versus December 31st, 2018 and 1.6% versus September 30th, 2019; and for investment securities growth would have been 12.7% versus December 31st, 2018 and 7.8% versus September 30th, 2019.

1.1 Loans and receivables

Total gross loans and receivables (excluding interbank and overnight funds) increased by 6.0% between December 31st, 2018 and December 31st, 2019 to Ps 179,409.2 billion (5.7% excluding FX) mainly driven by (i) a 8.8% increase in Mortgages and housing leases to Ps 20,221.7 billion (8.2% excluding FX), (ii) a 7.9% increase in Consumer loans and leases to Ps 59,840.5 billion (7.6% excluding FX), and (iii) a 4.4% increase Commercial loans and leases to Ps 98,936.7 billion (4.2% excluding FX).

Interbank & overnight funds decreased by 64.4% to Ps 2,719.0 billion (-64.5% excluding FX) during the last twelve months.

Allowance for impairment of loans and receivables was Ps 8,185.8 billion as of December 31st, 2019 taking net loans and receivables to Ps 173,942.3 billion.

Total loans and receivables, net	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Loans and receivables
Commercial loans and leases	94,773.8	99,107.2	98,936.7	-0.2%	4.4%
Consumer loans and leases	55,455.1	59,306.0	59,840.5	0.9%	7.9%
Mortgages and housing leases	18,592.1	20,425.3	20,221.7	-1.0%	8.8%
Microcredit loans and leases	425.7	413.5	410.3	-0.8%	-3.6%
Loans and receivables	169,246.7	179,252.0	179,409.2	0.1%	6.0%
Interbank & overnight funds	7,635.2	4,133.1	2,719.0	-34.2%	-64.4%
Total loans and leases	176,881.8	183,385.1	182,128.1	-0.7%	3.0%
Loss allowance	(8,196.2)	(8,955.3)	(8,185.8)	-8.6%	-0.1%
Allowance for impairment of commercial loans	(4,357.9)	(4,909.8)	(4,189.4)	-14.7%	-3.9%
Allowance for impairment of consumer loans	(3,448.9)	(3,604.2)	(3,555.0)	-1.4%	3.1%
Allowance for impairment of mortgages	(301.3)	(352.3)	(351.6)	-0.2%	16.7%
Allowance for impairment of microcredit loans	(88.2)	(89.2)	(89.8)	0.7%	1.9%
Total loans and receivables, net	168,685.7	174,429.7	173,942.3	-0.3%	3.1%

5

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
General purpose	65,777.7	68,939.2	68,814.0	-0.2%	4.6%
Working capital	15,192.8	15,611.5	15,476.3	-0.9%	1.9%
Financial leases	9,859.0	10,313.0	10,348.9	0.3%	5.0%
Funded by development banks	3,222.7	3,347.5	3,547.0	6.0%	10.1%
Overdrafts	396.4	587.3	470.0	-20.0%	18.6%
Credit cards	325.1	308.7	280.5	-9.1%	-13.7%
Commercial loans and leases	94,773.8	99,107.2	98,936.7	-0.2%	4.4%
Personal loans	33,791.7	36,379.9	36,998.7	1.7%	9.5%
Credit cards	15,225.8	16,477.3	16,610.8	0.8%	9.1%
Automobile and vehicle	5,951.8	5,936.4	5,759.6	-3.0%	-3.2%
Financial leases	254.5	271.4	252.5	-7.0%	-0.8%
Overdrafts	85.6	96.4	83.7	-13.2%	-2.1%
Other	145.8	144.5	135.1	-6.5%	-7.3%
Consumer loans and leases	55,455.1	59,306.0	59,840.5	0.9%	7.9%
Mortgages	17,279.4	18,932.6	18,661.4	-1.4%	8.0%
Housing leases	1,312.7	1,492.7	1,560.3	4.5%	18.9%
Mortgages and housing leases	18,592.1	20,425.3	20,221.7	-1.0%	8.8%
Microcredit loans and leases	425.7	413.5	410.3	-0.8%	-3.6%
Loans and receivables	169,246.7	179,252.0	179,409.2	0.1%	6.0%
Interbank & overnight funds	7,635.2	4,133.1	2,719.0	-34.2%	-64.4%
Total loans and leases	176,881.8	183,385.1	182,128.1	-0.7%	3.0%

Over the last twelve months, personal loans, consumer credit cards and mortgages have driven our loan portfolio growth in accordance with our bank’s strategy.

In Colombia, loans and receivables increased by 6,6% during the last twelve months and 1.7% during the quarter. As for Central America, loans and receivables grew by 4.6% between December 31st, 2018 and December 31st, 2019 and decreased 3.3% in the last quarter; when excluding FX, growth would have been 3.7% and 2.6%, respectively.

Commercial loans grew by 4.4% over the year and decreased 0.2% in the last quarter. In Colombia, commercial loans increased by 4.3% annually and 0.8% over the quarter. As for Central America, commercial loans grew by 4.7% over the year and decreased 3.1% in the last quarter; when excluding FX, growth in Central America would have been 3.8% and 2.8%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by personal loans and credit cards. In Colombia, Consumer loans grew by 9.8% during the last twelve months and 3.0% between September 30th, 2019 and December 31st, 2019 mainly in payroll lending. Growth of our Central American operations, excluding FX, was driven by credit cards, which grew 9.1% during the last twelve months and 5.6% in the quarter.

6

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all loan categories (commercial loans grew 8.8%, mortgages grew 18.3% and consumer loans grew 6.0%).

Gross loans / Bank ($)	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Banco de Bogotá	109,543.5	117,072.5	116,483.7	-0.5%	6.3%
Domestic	56,733.7	59,936.0	61,247.9	2.2%	8.0%
Central America	52,809.8	57,136.6	55,235.8	-3.3%	4.6%
Banco de Occidente	27,964.3	30,245.4	30,372.8	0.4%	8.6%
Banco Popular	19,040.1	19,881.6	20,234.2	1.8%	6.3%
Banco AV Villas	11,516.9	11,804.1	12,165.1	3.1%	5.6%
Corficolombiana	2,385.3	1,871.8	1,709.2	-8.7%	-28.3%
Eliminations	(1,203.5)	(1,623.5)	(1,555.8)	-4.2%	29.3%
Loans and receivables	169,246.7	179,252.0	179,409.2	0.1%	6.0%
Interbank & overnight funds	7,635.2	4,133.1	2,719.0	-34.2%	-64.4%
Total loans and receivables portfolio	176,881.8	183,385.1	182,128.1	-0.7%	3.0%

Gross loans / Bank (%)	4Q18	3Q19	4Q19

Banco de Bogotá	64.7%	65.3%	64.9%
Domestic	33.5%	33.4%	34.1%
Central America	31.2%	31.9%	30.8%
Banco de Occidente	16.5%	16.9%	16.9%
Banco Popular	11.2%	11.1%	11.3%
Banco AV Villas	6.8%	6.6%	6.8%
Corficolombiana	1.4%	1.0%	1.0%
Eliminations	-0.7%	-0.9%	-0.9%
Loans and receivables	100%	100%	100%

Of the total loans and receivables, 68.9% are domestic and 31.1% are foreign. In terms of gross loans (excluding interbank and overnight funds), 69.2% are domestic and 30.8% are foreign (reflecting the Central American operations).

Gross loans	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Domestic
Commercial loans and leases	72,084.2	74,591.9	75,191.5	0.8%	4.3%
Consumer loans and leases	35,941.5	38,303.8	39,463.0	3.0%	9.8%
Mortgages and housing leases	7,985.4	8,806.2	9,108.4	3.4%	14.1%
Microcredit loans and leases	425.7	413.5	410.3	-0.8%	-3.6%
Interbank & overnight funds	5,572.9	2,075.0	1,256.9	-39.4%	-77.4%
Total domestic loans	122,009.7	124,190.4	125,430.2	1.0%	2.8%
Foreign
Commercial loans and leases	22,689.5	24,515.2	23,745.2	-3.1%	4.7%
Consumer loans and leases	19,513.5	21,002.2	20,377.4	-3.0%	4.4%
Mortgages and housing leases	10,606.8	11,619.2	11,113.2	-4.4%	4.8%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	2,062.3	2,058.1	1,462.1	-29.0%	-29.1%
Total foreign loans	54,872.1	59,194.6	56,697.9	-4.2%	3.3%
Total loans and leases	176,881.8	183,385.1	182,128.1	-0.7%	3.0%

7

The quality of our loan portfolio remained relatively stable during the quarter.

Our 30 days PDL to total loans closed 4Q19 in 4.4%, compared to 4.5% in 3Q19 and 4.3% in 4Q18. The ratio of 90 days PDL to total loans was 3.3% for 4Q19 and 3Q19 compared to 3.1% in 4Q18. Finally, the ratio of CDE Loans to total loans was 6.7% in 4Q19, 7.2% in 3Q19, 7.1% in 4Q18.

Commercial loans’ 30 days PDL ratio was 3.9% for 4Q19, 4.3% for 3Q19 and 3.9% for 4Q18; 90 days PDL ratio was 3.6%, 3.7% and 3.4%, respectively. Consumer loans’ 30 days PDL ratio was 4.8% for 4Q19, 4.9% for 3Q19 and 4.8% for 4Q18; 90 days PDL ratio was 2.8%, 2.7% and 2.7%, respectively. Mortgages’ 30 days PDL ratio was 4.8% for 4Q19 and 3Q19, and 4.1% for 4Q18; 90 days PDL ratio was 3.0%, 2.7% and 2.2%, respectively.

Total loans and leases	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
''A'' normal risk	152,227.9	160,892.9	162,373.9	0.9%	6.7%
''B'' acceptable risk	5,029.6	5,376.2	4,963.7	-7.7%	-1.3%
''C'' appreciable risk	5,528.6	5,368.6	4,915.6	-8.4%	-11.1%
''D'' significant risk	3,519.5	4,335.2	3,860.1	-11.0%	9.7%
''E'' unrecoverable	2,941.1	3,279.1	3,295.8	0.5%	12.1%
Loans and receivables	169,246.7	179,252.0	179,409.2	0.1%	6.0%
Interbank and overnight funds	7,635.2	4,133.1	2,719.0	-34.2%	-64.4%
Total loans and leases	176,881.8	183,385.1	182,128.1	-0.7%	3.0%

CDE loans / Total loans (*)	7.1%	7.2%	6.7%

Past due loans	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Performing	91,094.8	94,889.8	95,035.0	0.2%	4.3%
Between 31 and 90 days past due	438.7	578.7	364.3	-37.1%	-17.0%
+90 days past due	3,240.3	3,638.6	3,537.4	-2.8%	9.2%
Commercial loans and leases	94,773.8	99,107.2	98,936.7	-0.2%	4.4%
Performing	52,776.6	56,416.8	56,968.0	1.0%	7.9%
Between 31 and 90 days past due	1,200.8	1,289.4	1,223.8	-5.1%	1.9%
+90 days past due	1,477.7	1,599.8	1,648.6	3.1%	11.6%
Consumer loans and leases	55,455.1	59,306.0	59,840.5	0.9%	7.9%
Performing	17,824.8	19,448.4	19,242.6	-1.1%	8.0%
Between 31 and 90 days past due	349.2	423.6	379.1	-10.5%	8.5%
+90 days past due	418.1	553.4	600.0	8.4%	43.5%
Mortgages and housing leases	18,592.1	20,425.3	20,221.7	-1.0%	8.8%
Performing	355.4	341.7	336.1	-1.6%	-5.4%
Between 31 and 90 days past due	18.0	18.0	18.5	2.8%	2.7%
+90 days past due	52.4	53.8	55.8	3.6%	6.5%
Microcredit loans and leases	425.7	413.5	410.3	-0.8%	-3.6%
Loans and receivables	169,246.7	179,252.0	179,409.2	0.1%	6.0%
Interbank & overnight funds	7,635.2	4,133.1	2,719.0	-34.2%	-64.4%
Allowance for impairment of commercial loans	176,881.8	183,385.1	182,128.1	-0.7%	3.0%

30 Days PDL / Total loans (*)	4.3%	4.5%	4.4%
90 Days PDL / Total loans (*)	3.1%	3.3%	3.3%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Grupo Aval’s coverage over its 90 days PDL was 1.4x for 4Q19, 1.5x for 3Q19 and 1.6x for 4Q18. Allowance to CDE Loans was 0.7x for 4Q19, 3Q19 and 4Q18, and allowance to 30 days PDL was 1.0x for 4Q19 and 1.1x for 3Q19 and 4Q18. Impairment loss, net of recoveries of charged off assets to average total loans was 2.1% in 4Q19, 2.5% in 3Q19 and 3.1% in 4Q18. Charge-offs to average total loans was 4.1% in 4Q19, 2.0% in 3Q19 and 2.2% in 4Q18. The increase in 4Q19 is explained by the charge-off of Electricaribe that impacted in 180 bps and Tranzit that impacted in 30 pbs, excluding this cases the charge-offs to average total loans for the quarter was 2.0%.

Total loans and leases	4Q18	3Q19	4Q19

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 Days PDL	1.1	1.1	1.0
Allowance for impairment / 90 Days PDL	1.6	1.5	1.4
Allowance for impairment / Total loans (*)	4.8%	5.0%	4.6%

Impairment loss / CDE loans	0.5	0.4	0.3
Impairment loss / 30 Days PDL	0.8	0.6	0.5
Impairment loss / 90 Days PDL	1.0	0.8	0.7
Impairment loss / Average total loans (*)	3.3%	2.7%	2.3%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	3.1%	2.5%	2.1%

Charge-offs / Average total loans (*)	2.2%	2.0%	4.1%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 16.1% to Ps 35,114.0 billion between December 31st, 2018 and December 31st, 2019 and 3.7% versus September 30th, 2019. Ps 29,345.3 billion of our total portfolio is invested in debt securities, which increased by 14.2% between December 31st, 2018 and December 31st, 2019 and by 2.6% since September 30th, 2019. Ps 4,851.2 billion of our total investment securities is invested in equity securities, which increased by 28.9% between December 31st, 2018 and December 31st, 2019 and by 5.4% versus September 30th, 2019.

Investment and trading assets	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Debt securities	3,763.0	5,351.7	4,673.1	-12.7%	24.2%
Equity securities	2,672.6	3,291.2	3,523.1	7.0%	31.8%
Derivative assets	768.7	655.4	917.4	40.0%	19.4%
Trading assets	7,204.3	9,298.4	9,113.7	-2.0%	26.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	31.3	35.8	10.1	-71.8%	-67.7%
Debt securities at FVOCI	18,935.8	20,150.3	21,609.0	7.2%	14.1%
Equity securities at FVOCI	1,090.6	1,313.3	1,328.1	1.1%	21.8%
Investments in securities at FVOCI	20,026.4	21,463.6	22,937.1	6.9%	14.5%
Investments in debt securities at AC	2,972.5	3,051.1	3,053.1	0.1%	2.7%
Investment and trading assets	30,234.5	33,848.9	35,114.0	3.7%	16.1%

9

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 4.7% for 4Q19, 5.4% for 3Q19 and 4.1% in 4Q18.

1.3 Cash and Cash Equivalents

As of December 31st, 2019 cash and cash equivalents had a balance of Ps 30,117.2 billion showing an increase of 6.0% versus December 31st, 2018 and a increase of 10.2% versus September 30th, 2019 (5.7% and 12.9% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 17.2% at December 31st, 2019, 15.7% at September 30th, 2019, and 17.3% at December 31st, 2018.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of December 31st, 2019 reached Ps 16,076.6 billion, increasing by 15.9% versus December 31st, 2018 and 1.9% versus September 30th, 2019.

Goodwill as of December 31st, 2019 was Ps 7,348.6 billion, increasing by 0.4% versus December 31st, 2018 and decreasing 4.3% versus September 30th, 2019, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of December 31st, 2019 reached Ps 8,728.0 billion and grew by 33.3% versus December 30th, 2018 and 7.7% versus September 30th, 2019.

2. Liabilities

As of December 31st, 2019 funding represented 93.8% of total liabilities and other liabilities represented 6.2%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 230,336.0 billion as of December 31st, 2019 showing an increase of 6.8% versus December 31st, 2018 and of 1.2% versus September 30th, 2019 (6.6% and 3.0% increase excluding FX). Total customer deposits represented 76.2% of total funding as of the end of 4Q19, 76.5% for 3Q19 and 76.2% for 4Q18.

Average cost of funds was 3.8% for 4Q19 and 3Q19 and 3.7% for 4Q18. Our average cost of funds reflects stability in line with a the stable interest rate scenario.

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2.1.1 Customer deposits

Customer deposits	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Checking accounts	17,325.2	16,298.7	16,812.8	3.2%	-3.0%
Other deposits	582.1	412.0	463.8	12.6%	-20.3%
Non-interest bearing	17,907.3	16,710.7	17,276.6	3.4%	-3.5%
Checking accounts	22,377.7	23,398.4	25,636.9	9.6%	14.6%
Time deposits	66,853.0	76,164.2	73,225.2	-3.9%	9.5%
Savings deposits	57,221.4	57,774.6	59,352.8	2.7%	3.7%
Interest bearing	146,452.1	157,337.2	158,214.8	0.6%	8.0%
Customer deposits	164,359.5	174,048.0	175,491.4	0.8%	6.8%

Of our total customer deposits as of December 31st, 2019 checking accounts represented 24.2%, time deposits 41.7%, savings accounts 33.8%, and other deposits 0.3%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Banco de Bogotá	108,404.5	116,875.0	117,795.0	0.8%	8.7%
Domestic	57,747.6	60,497.2	61,515.3	1.7%	6.5%
Central America	50,656.9	56,377.8	56,279.7	-0.2%	11.1%
Banco de Occidente	25,592.2	27,763.8	28,726.4	3.5%	12.2%
Banco Popular	17,571.4	17,355.9	16,988.9	-2.1%	-3.3%
Banco AV Villas	11,425.4	11,347.5	11,851.4	4.4%	3.7%
Corficolombiana	3,805.0	4,189.0	4,067.5	-2.9%	6.9%
Eliminations	(2,439.1)	(3,483.3)	(3,937.8)	13.0%	61.4%
Total Grupo Aval	164,359.5	174,048.0	175,491.4	0.8%	6.8%

Deposits / Bank (%)	4Q18	3Q19	4Q19
Banco de Bogotá	66.0%	67.2%	67.1%
Domestic	35.1%	34.8%	35.1%
Central America	30.8%	32.4%	32.1%
Banco de Occidente	15.6%	16.0%	16.4%
Banco Popular	10.7%	10.0%	9.7%
Banco AV Villas	7.0%	6.5%	6.8%
Corficolombiana	2.3%	2.4%	2.3%
Eliminations	-1.5%	-2.0%	-2.2%
Total Grupo Aval	100.0%	100.0%	100.0%

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2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of December 31st, 2019 borrowings from banks and other totaled Ps 23,685.8 billion, showing a decrease of 2.4% versus December 31st, 2018 and of 10.0% versus September 30th, 2019. Excluding FX, borrowings from banks and other decreased 2.7% versus December 31st, 2018 and 8.0% versus September 30th, 2019.

2.1.3 Bonds issued

Total bonds issued as of December 31st, 2019 totaled Ps 21,918.3 billion showing increases of 8.8% versus December 31st, 2018 and of 2.1% versus September 30th, 2019. Excluding FX, bonds increased 8.8% versus December 31st, 2018 and 2.5% versus September 30th, 2019.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of December 31st, 2019 non-controlling interest was Ps 13,497.7 billion which increased by 14.7% versus December 31st, 2018 and 3.4% versus September 30th, 2019. Total non-controlling interest represents 40.5% of total equity as of 4Q19, compared to 40.3% in 3Q19 and 39.8% in 4Q18. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana	38.2%	38.6%	38.6%	-	40

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2019 was Ps 19,850.6 billion, showing an increase of 11.6% versus December 31st, 2018 and of 2.8% versus September 30th, 2019.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 4Q19 of Ps 715.1 billion showed a 15.9% decrease versus 4Q18 and a 3.8% decrease versus 3Q19.

Consolidated Statement of Income	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Interest income	4,691.6	4,942.1	5,055.7	2.3%	7.8%
Interest expense	1,934.7	2,112.8	2,160.3	2.2%	11.7%
Net interest income	2,757.0	2,829.3	2,895.4	2.3%	5.0%
Loans and other accounts receivable	1,359.7	1,189.3	1,030.6	-13.3%	-24.2%
Other financial assets	22.3	1.3	(5.3)	N.A	-123.6%
Recovery of charged-off financial assets	(81.7)	(101.8)	(103.3)	1.4%	26.4%
Net impairment loss on financial assets	1,300.4	1,088.8	922.1	-15.3%	-29.1%
Net income from commissions and fees	1,296.6	1,355.2	1,494.0	10.2%	15.2%
Gross profit from sales of goods and services	1,206.8	661.5	539.0	-18.5%	-55.3%
Net trading income	318.9	481.3	(36.2)	-107.5%	-111.3%
Net income from other financial instruments mandatory at FVTPL	28.6	55.2	55.2	0.0%	93.2%
Total other income	500.8	104.8	526.2	N.A.	5.1%
Total other expenses	2,693.6	2,626.0	2,849.7	8.5%	5.8%
Net income before income tax expense	2,114.7	1,772.5	1,701.9	-4.0%	-19.5%
Income tax expense	473.9	446.5	418.8	-6.2%	-11.6%
Net income for the period	1,640.8	1,326.0	1,283.1	-3.2%	-21.8%
Non-controlling interest	790.1	582.8	568.0	-2.5%	-28.1%
Net income attributable to owners of the parent	850.7	743.2	715.1	-3.8%	-15.9%

1. Net Interest Income

Net interest income	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Interest income
Commercial	1,775.9	1,860.1	1,875.1	0.8%	5.6%
Interbank and overnight funds	86.7	141.4	156.4	10.6%	80.4%
Consumer	2,166.2	2,236.8	2,303.4	3.0%	6.3%
Mortgages and housing leases	387.0	413.6	446.8	8.0%	15.5%
Microcredit	25.6	26.4	26.5	0.3%	3.6%
Loan portfolio	4,441.3	4,678.3	4,808.3	2.8%	8.3%
Interests on investments in debt securities	250.3	263.8	247.4	-6.2%	-1.1%
Total interest income	4,691.6	4,942.1	5,055.7	2.3%	7.8%
Interest expense
Checking accounts	96.7	108.3	98.7	-8.9%	2.0%
Time deposits	842.0	930.9	937.2	0.7%	11.3%
Savings deposits	361.7	374.1	392.5	4.9%	8.5%
Total interest expenses on deposits	1,300.4	1,413.4	1,428.4	1.1%	9.8%
Interbank borrowings and overnight funds	88.8	95.9	123.1	28.4%	38.6%
Borrowings from banks and others	214.2	263.6	238.9	-9.4%	11.5%
Bonds issued	294.9	305.7	332.8	8.9%	12.9%
Borrowings from development entities	36.3	34.3	37.1	8.0%	2.1%
Total interest expenses on financial obligations	634.2	699.4	731.9	4.6%	15.4%
Total interest expense	1,934.7	2,112.8	2,160.3	2.2%	11.7%
Net interest income	2,757.0	2,829.3	2,895.4	2.3%	5.0%

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Our net interest income increased by 5.0% to Ps 2,895.4 billion for 4Q19 versus 4Q18 and increased 2.3% versus 3Q19. The increase versus 4Q18 was derived from a 7.8% increase in total interest income that was partially offset by a 11.7% increase in total interest expense.

Our Net Interest Margin(1) was 5.6% for 4Q19, 5.7% in 3Q19 and 5.6% in 4Q18. Net Interest Margin on Loans was 6.4% for 4Q19 and 3Q19, and 6.6% in 4Q18. On the other hand, our Net Investments Margin was 2.0% in 4Q19 versus 2.3% in 3Q19 and 0.5% in 4Q18.

In our Colombian operations, our Net Interest Margin was 5.0% for 4Q19, 5.3% for 3Q19, and 5.2% for 4Q18. Net Interest Margin on Loans was 5.7% for 4Q19, 5.9% in 3Q19 and 6.2% in 4Q18. On the other hand, our Net Investments Margin was 1.6% in 4Q19 versus 2.2% in 3Q19 and 0.4% in 4Q18.

In our Central American operations, our Net Interest Margin was 7.1% for 4Q19, 6.6% in 3Q19 and 6.7% in 4Q18. Net Interest Margin on Loans was 7.8% for 4Q19, 7.3% in 3Q19 and 7.6% in 4Q18. On the other hand, our Net Investments Margin was 2.7% in 4Q19 versus 2.4% in 3Q19 and 0.7% in 4Q18.

Net Interest Margin(1) was 5.7% for full year 2019 and for full year 2018. Net Interest Margin on Loans was 6.4% for full year 2019 and 6.7% for full year 2018. Net Investments Margin was 2.3% for full year 2019 and 0.6% for full year 2018.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 29.1% to Ps 922.1 billion for 4Q19 versus 4Q18 and decreased 15.3% versus 3Q19.

Net impairment loss on financial assets	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Loans and other accounts receivable	1,359.7	1,189.3	1,030.6	-13.3%	-24.2%
Other financial assets	22.3	1.3	(5.3)	N.A	-123.6%
Recovery of charged-off financial assets	(81.7)	(101.8)	(103.3)	1.4%	26.4%
Net impairment loss on financial assets	1,300.4	1,088.8	922.1	-15.3%	-29.1%

Our annualized gross cost of risk was 2.3% for 4Q19, 2.7% for 3Q19 and 3.3% for 4Q18. Net of recoveries of charged-off assets our ratio was 2.1% for 4Q19, 2.5% for 3Q19 and 3.1% for 4Q18.

For the full year, gross cost of risk was 2.4% for FY19 and 2.6% for FY18. Net of recoveries of charged-off assets, cost of risk for full year was 2.2% for FY19 and 2.4% for FY18.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 5.6% for 4Q19 and 3Q19 and 5.7% for 4Q18.

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3. Non-interest income

Total non-interest income	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Income from commissions and fees
Banking fees(1)	1,082.4	1,112.6	1,242.0	11.6%	14.7%
Trust activities	81.4	87.1	82.7	-5.1%	1.6%
Pension and severance fund management	254.5	279.6	293.2	4.8%	15.2%
Bonded warehouse services	41.4	39.8	40.4	1.4%	-2.4%
Total income from commissions and fees	1,459.7	1,519.2	1,658.3	9.2%	13.6%
Expenses from commissions and fees	163.1	164.0	164.4	0.2%	0.8%
Net income from commissions and fees	1,296.6	1,355.2	1,494.0	10.2%	15.2%

Income from sales of goods and services	2,829.0	2,381.0	2,774.3	16.5%	-1.9%
Costs and expenses from sales of goods and services	1,622.3	1,719.5	2,235.2	30.0%	37.8%
Gross profit from sales of goods and services	1,206.8	661.5	539.0	-18.5%	-55.3%

Net trading income	318.9	481.3	(36.2)	-107.5%	-111.3%
Net income from other financial instruments mandatory at FVTPL	28.6	55.2	55.2	0.0%	93.2%

Other income
Foreign exchange gains (losses), net	(87.9)	(207.8)	337.4	N.A	N.A
Net gain on sale of investments and OCI realization	15.1	118.9	8.6	-92.7%	-42.6%
Gain on the sale of non-current assets held for sale	5.6	5.6	5.2	-7.2%	-7.2%
Income from non-consolidated investments(2)	65.6	68.3	56.9	-16.7%	-13.3%
Net gains on asset valuations	27.3	4.8	12.2	156.0%	-55.4%
Other income from operations	475.1	115.1	105.9	-8.0%	-77.7%
Total other income	500.8	104.8	526.2	N.A.	5.1%

Total non-interest income	3,351.7	2,658.0	2,578.3	-3.0%	-23.1%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 15.2% to Ps 1,494.0 billion for 4Q19 versus 4Q18 and increased 10.2% in the quarter. Income from commissions and fees increased by 13.6% to Ps 1,658.3 billion in 4Q19 versus 4Q18 and increased 9.2% in the quarter. Excluding FX, net income from commissions increased 11.3% and 9.2%, respectively. In Colombia, net income from commissions and fees increased by 13.4% over the last year and increased 6.3% over the quarter. In Central America, net income from commissions and fees increased by 17.3% over the last year and 15.1% over the quarter; excluding FX, net income increased by 8.9% over the last year and 12.7% during the quarter.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 55.3% to Ps 539.0 billion for 4Q19 versus 4Q18 and decreased 18.5% during the quarter. The decrease versus 4Q18 is mainly explained by higher income recognized in 4Q18 associated to the beginning of construction of Covioriente in November 2018. The decrease versus 3Q19 is mainly explained by a lower construction progress in our toll road concessions during 4Q19.

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3.3 Net trading income

Net trading income	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Trading investment income	33.5	153.0	131.3	-14.2%	N.A.
Net income (loss) on financial derivatives	235.8	250.1	(179.3)	-171.7%	-176.1%
Other trading income on derivatives	49.6	78.2	11.9	-84.8%	-76.0%
Net trading income	318.9	481.3	(36.2)	-107.5%	-111.3%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income

Total other income for 4Q19 totaled Ps 526.2 billion increasing by 5.1% versus 4Q18. The yearly and quarterly increases were mainly driven by income from foreign exchange gains.

4. Other expenses

Total other expenses for 4Q19 totaled Ps 2,849.7 billion increasing by 5.8% versus 4Q18 and 8.5% versus 3Q19 (2.9% and 7.6% excluding FX). Our efficiency ratio measured as total other expenses to total income was 52.1% in 4Q19, 47.9% in 3Q19 and 44.1% in 4Q18. The ratio of annualized total other expenses as a percentage of average total assets was 4.1% in 4Q19, 3.9% in 3Q19 and 4.3% in 4Q18.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 49.5% in 4Q19, 43.7% in 3Q19 and 40.3% in 4Q18. The ratio of annualized total other expenses as a percentage of average total assets was 3.6% in 4Q19, 3.4% in 3Q19 and 3.9% in 4Q18.

In Central America, our efficiency ratio measured as total other expenses to total income, was 56.6% in 4Q19, 56.1% in 3Q19 and 53.4% in 4Q18. The ratio of annualized total other expenses as a percentage of average total assets was 5.3% in 4Q19, 5.1% in 3Q19 and 4Q18.

For full year, our efficiency ratio measured as operating expenses to total income was 47.6% for FY19 and 45.7% for FY18. The ratio of operating expenses as a percentage of average total assets was 3.8% for FY19 and 3.9% for FY18.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 4Q19, non-controlling interest in the income statement was Ps 568.0 billion, showing a 28.1% decrease versus 4Q18 and a decrease of 2.5% versus 3Q19. The ratio of non-controlling interest to income before non-controlling interest was 44.3% in 4Q19, 44.0% in 3Q19 and 48.2% in 4Q18.

16

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

		4Q18	3Q19	4Q19	Δ
					4Q19 vs. 3Q19	4Q19 vs. 4Q18

	Gross loans and receivables	116,436.8	122,115.4	124,173.3	1.7%	6.6%

	Total assets	181,171.8	188,873.0	195,940.5	3.7%	8.2%

	Customer deposits	113,702.5	117,670.2	119,211.7	1.3%	4.8%

	Total liabilities	164,425.6	171,479.7	177,203.4	3.3%	7.8%

	Net income for the period	1,316.6	996.0	873.5	-12.3%	-33.7%

	Net income attributable to owners of the parent	627.9	516.4	433.6	-16.0%	-30.9%

			YTD 2018	YTD 2019	Δ
					2019 vs. 2018

	Net income for the period		4,004.8	4,020.1	0.4%

A	Net income attributable to owners of the parent		2,101.9	2,109.7	0.4%

Leasing Bogotá Panamá S.A.(1)

Financial Statements Under IFRS

Information in Ps. Billions

		4Q18	3Q19	4Q19	Δ
					4Q19 vs. 3Q19	4Q19 vs. 4Q18

	Gross loans and receivables	52,809.8	57,136.6	55,235.8	-3.3%	4.6%

	Total assets	78,503.4	84,974.3	82,892.1	-2.5%	5.6%

	Customer deposits	50,656.9	56,377.8	56,279.7	-0.2%	11.1%

	Total liabilities	65,695.2	70,004.8	68,281.0	-2.5%	3.9%

	Net income for the period	324.2	330.0	409.6	24.1%	26.4%

	Net income attributable to owners of the parent	222.8	226.8	281.6	24.1%	26.4%

			YTD 2018	YTD 2019	Δ
					2019 vs. 2018

	Net income for the period		1,179.7	1,345.4	14.0%

B	Net income attributable to owners of the parent		810.8	924.7	14.0%

A+B	Net income attributable to owners of the parent		2,912.7	3,034.4	4.2%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

17

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,662.4 billion (Ps 430.4 billion of bank debt and Ps 1,232.0 billion of bonds denominated in Colombian pesos) as of December 31st 2019. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds under its respective indentures. As of December 31st, 2019 the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,317.8 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,601.6 billion of total liquid assets, a total gross indebtedness of Ps 4,980.2 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 3,378.6 billion as of December 31st, 2019. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,323.6 billion in other loans to subsidiaries.

Total liquid assets as of December 31, 2019
Cash and cash equivalents	842.5
Fixed income investments	139.8
Callable Senior loans to subsidiaries	619.4
Total liquid assets	1,601.6

As of December 31st, 2019 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.14x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Double leverage (1)	1.15x	1.14x	1.14x	0.00	-0.01
Net debt / Core earnings (2)(3)	2.7x	2.7x	2.2x	-0.5	0.5
Net debt / Cash dividends (2)(3)	3.6x	3.2x	3.0x	0.1	0.6
Core Earnings / Interest Expense (2)	5.3x	5.5x	6.1x	0.7	0.8

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

18

Recent Developments

On January 28, 2020 Grupo Aval held a Senior Notes issuance in the international capital markets for a total value of US $ 1 billion. The Notes guaranteed by Grupo Aval, were issued for a term of ten (10) years, with a coupon of 4.375%.

The purchase orders, which reached three times the amount issued, came from more than 200 investors from the United States, Europe, Asia and Latin America.

The bonds were issued by Grupo Aval Ltd., a subsidiary of Grupo Aval,, in accordance with Rule 144 A and Regulation S issued under the Securities Act of 1933 of the United States of America.

In line with the use of proceeds included in the offering memorandum, part of the net proceeds, approximately half is expected to be used to wholly subscribe a Basel III compliant AT1 at BAC Credomatic associated the acquisition of MFG. The rest of the proceeds will be un-lended to some of our operating subsidiaries.

19

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x23422

E-mail: asanchez@grupoaval.com

20

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q18	3Q19	4Q19	Δ
				4Q19 vs. 3Q19	4Q19 vs. 4Q18

Cash and cash equivalents	28,401.3	27,332.7	30,117.2	10.2%	6.0%

Investment and trading assets
Debt securities	3,763.0	5,351.7	4,673.1	-12.7%	24.2%
Equity securities	2,672.6	3,291.2	3,523.1	7.0%	31.8%
Derivative assets	768.7	655.4	917.4	40.0%	19.4%
Trading assets	7,204.3	9,298.4	9,113.7	-2.0%	26.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	31.3	35.8	10.1	-71.8%	-67.7%
Investments in securities at FVOCI	20,026.4	21,463.6	22,937.1	6.9%	14.5%
Investments in debt securities at AC	2,972.5	3,051.1	3,053.1	0.1%	2.7%
Investment securities	23,030.2	24,550.6	26,000.3	5.9%	12.9%
Hedging derivatives assets	30.1	27.8	166.6	N.A.	N.A.

Loans and receivables
Commercial loans and leases	102,409.0	103,240.2	101,655.7	-1.5%	-0.7%
Commercial loans and leases	94,773.8	99,107.2	98,936.7	-0.2%	4.4%
Interbank & overnight funds	7,635.2	4,133.1	2,719.0	-34.2%	-64.4%
Consumer loans and leases	55,455.1	59,306.0	59,840.5	0.9%	7.9%
Mortgages and housing leases	18,592.1	20,425.3	20,221.7	-1.0%	8.8%
Microcredit loans and leases	425.7	413.5	410.3	-0.8%	-3.6%
Total loans and leases	176,881.8	183,385.1	182,128.1	-0.7%	3.0%
Loss allowance	(8,196.2)	(8,955.3)	(8,185.8)	-8.6%	-0.1%
Total loans and receivables, net	168,685.7	174,429.7	173,942.3	-0.3%	3.1%

Other accounts receivable, net	9,300.6	10,827.4	11,702.3	8.1%	25.8%
Non-current assets held for sale	186.7	98.6	206.2	109.1%	10.4%
Investments in associates and joint ventures	982.7	990.3	988.0	-0.2%	0.5%

Own-use property, plant and equipment for own-use and given in operating lease, net	5,663.7	5,786.4	5,783.2	-0.1%	2.1%
Right-of-use assets	-	2,176.0	2,125.6	-2.3%	N.A
Investment properties	840.5	945.2	936.8	-0.9%	11.4%
Biological assets	84.2	102.8	104.9	2.0%	24.5%
Tangible assets	6,588.5	9,010.3	8,950.4	-0.7%	35.8%

Goodwill	7,318.6	7,676.3	7,348.6	-4.3%	0.4%
Concession arrangement rights	5,514.5	6,987.6	7,521.5	7.6%	36.4%
Other intangible assets	1,033.9	1,116.4	1,206.5	8.1%	16.7%
Intangible assets	13,867.0	15,780.4	16,076.6	1.9%	15.9%

Current	593.8	704.5	895.2	27.1%	50.7%
Deferred	341.3	408.4	246.6	-39.6%	-27.8%
Income tax assets	935.2	1,112.9	1,141.8	2.6%	22.1%

Other assets	462.9	388.3	427.2	10.0%	-7.7%
Total assets	259,675.2	273,847.3	278,832.6	1.8%	7.4%

Trading liabilities	811.3	832.2	962.4	15.6%	18.6%
Hedging derivatives liabilities	195.5	115.3	94.3	-18.2%	-51.8%

Customer deposits	164,359.5	174,048.0	175,491.4	0.8%	6.8%
Checking accounts	39,702.9	39,697.1	42,449.7	6.9%	6.9%
Time deposits	66,853.0	76,164.2	73,225.2	-3.9%	9.5%
Savings deposits	57,221.4	57,774.6	59,352.8	2.7%	3.7%
Other deposits	582.1	412.0	463.8	12.6%	-20.3%
Financial obligations	51,212.0	53,486.9	54,844.6	2.5%	7.1%
Interbank borrowings and overnight funds	6,814.1	5,721.8	9,240.5	61.5%	35.6%
Borrowings from banks and others	20,610.8	22,633.3	19,803.3	-12.5%	-3.9%
Bonds issued	20,140.3	21,457.1	21,918.3	2.1%	8.8%
Borrowings from development entities	3,646.8	3,674.8	3,882.5	5.7%	6.5%
Total financial liabilities at amortized cost	215,571.4	227,534.9	230,336.0	1.2%	6.8%

Legal related	125.9	135.2	194.7	43.9%	54.6%
Other provisions	569.4	601.2	674.0	12.1%	18.4%
Provisions	695.3	736.4	868.6	18.0%	24.9%

Current	413.5	404.2	387.3	-4.2%	-6.3%
Deferred	2,160.9	2,513.9	2,871.3	14.2%	32.9%
Income tax liabilities	2,574.4	2,918.1	3,258.6	11.7%	26.6%
Employee benefits	1,264.9	1,356.4	1,235.0	-9.0%	-2.4%
Other liabilities	9,008.0	7,991.2	8,729.4	9.2%	-3.1%
Total liabilities	230,120.8	241,484.5	245,484.3	1.7%	6.7%

Equity attributable to owners of the parent	17,789.7	19,314.3	19,850.6	2.8%	11.6%
Non-controlling interest	11,764.6	13,048.5	13,497.7	3.4%	14.7%
Total equity	29,554.3	32,362.8	33,348.3	3.0%	12.8%

Total liabilities and equity	259,675.2	273,847.3	278,832.6	1.8%	7.4%

21

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2018	YTD 2019	D	4Q18	3Q19	4Q19	Δ
			2019 vs. 2018				4Q19 vs. 3Q19	4Q19 vs. 4Q18
Interest income
Loan portfolio	17,390.6	18,491.2	6.3%	4,441.3	4,678.3	4,808.3	2.8%	8.3%
Interests on investments in debt securities	966.0	1,061.6	9.9%	250.3	263.8	247.4	-6.2%	-1.1%
Total interest income	18,356.6	19,552.7	6.5%	4,691.6	4,942.1	5,055.7	2.3%	7.8%

Interest expense
Checking accounts	350.2	413.9	18.2%	96.7	108.3	98.7	-8.9%	2.0%
Time deposits	3,296.5	3,595.6	9.1%	842.0	930.9	937.2	0.7%	11.3%
Savings deposits	1,497.0	1,503.3	0.4%	361.7	374.1	392.5	4.9%	8.5%
Total interest expenses on deposits	5,143.7	5,512.8	7.2%	1,300.4	1,413.4	1,428.4	1.1%	9.8%

Interbank borrowings and overnight funds	266.1	380.9	43.1%	88.8	95.9	123.1	28.4%	38.6%
Borrowings from banks and others	769.2	1,014.3	31.9%	214.2	263.6	238.9	-9.4%	11.5%
Bonds issued	1,162.7	1,220.4	5.0%	294.9	305.7	332.8	8.9%	12.9%
Borrowings from development entities	143.2	138.8	-3.1%	36.3	34.3	37.1	8.0%	2.1%
Total interest expenses on financial obligations	2,341.1	2,754.4	17.7%	634.2	699.4	731.9	4.6%	15.4%
Total interest expense	7,484.8	8,267.2	10.5%	1,934.7	2,112.8	2,160.3	2.2%	11.7%
Net interest income	10,871.8	11,285.5	3.8%	2,757.0	2,829.3	2,895.4	2.3%	5.0%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	4,150.0	4,194.0	1.1%	1,359.7	1,189.3	1,030.6	-13.3%	-24.2%
Other financial assets	(32.5)	(60.0)	84.6%	22.3	1.3	(5.3)	N.A	-123.6%
Recovery of charged-off financial assets	(320.1)	(378.9)	18.3%	(81.7)	(101.8)	(103.3)	1.4%	26.4%
Net impairment loss on financial assets	3,797.3	3,755.1	-1.1%	1,300.4	1,088.8	922.1	-15.3%	-29.1%
Net interest income, after impairment losses	7,074.4	7,530.4	6.4%	1,456.6	1,740.5	1,973.3	13.4%	35.5%

Income from commissions and fees
Banking fees	3,996.5	4,457.7	11.5%	1,082.4	1,112.6	1,242.0	11.6%	14.7%
Trust activities	312.9	334.9	7.0%	81.4	87.1	82.7	-5.1%	1.6%
Pension and severance fund management	987.3	1,129.4	14.4%	254.5	279.6	293.2	4.8%	15.2%
Bonded warehouse services	156.6	161.3	3.0%	41.4	39.8	40.4	1.4%	-2.4%
Total income from commissions and fees	5,453.4	6,083.3	11.6%	1,459.7	1,519.2	1,658.3	9.2%	13.6%
Expenses from commissions and fees	613.8	628.0	2.3%	163.1	164.0	164.4	0.2%	0.8%
Net income from commissions and fees	4,839.6	5,455.3	12.7%	1,296.6	1,355.2	1,494.0	10.2%	15.2%

Income from sales of goods and services	8,126.0	9,156.6	12.7%	2,829.0	2,381.0	2,774.3	16.5%	-1.9%
Costs and expenses from sales of goods and services	5,482.1	6,781.8	23.7%	1,622.3	1,719.5	2,235.2	30.0%	37.8%
Gross profit from sales of goods and services	2,643.9	2,374.8	-10.2%	1,206.8	661.5	539.0	-18.5%	-55.3%

Net trading income	582.7	761.9	30.8%	318.9	481.3	(36.2)	-107.5%	-111.3%
Net income from other financial instruments mandatory at FVTPL	205.8	217.6	5.7%	28.6	55.2	55.2	0.0%	93.2%

Other income
Foreign exchange gains (losses), net	283.4	312.3	10.2%	(87.9)	(207.8)	337.4	N.A	N.A
Net gain on sale of investments and OCI realization	1.1	198.6	N.A.	15.1	118.9	8.6	-92.7%	-42.6%
Gain on the sale of non-current assets held for sale	20.1	23.4	16.5%	5.6	5.6	5.2	-7.2%	-7.2%
Income from non-consolidated investments	269.2	314.3	16.8%	65.6	68.3	56.9	-16.7%	-13.3%
Net gains on asset valuations	37.3	14.2	-62.1%	27.3	4.8	12.2	156.0%	-55.4%
Other income from operations	747.6	420.3	-43.8%	475.1	115.1	105.9	-8.0%	-77.7%
Total other income	1,358.7	1,283.0	-5.6%	500.8	104.8	526.2	N.A.	5.1%

Other expenses
Loss on the sale of non-current assets held for sale	5.2	4.4	-15.5%	2.4	1.3	0.8	-37.2%	-66.1%
Personnel expenses	3,877.6	4,085.4	5.4%	1,046.2	1,061.6	1,061.5	0.0%	1.5%
General and administrative expenses	4,640.5	4,954.3	6.8%	1,306.6	1,293.9	1,424.6	10.1%	9.0%
Depreciation and amortization	539.8	901.5	67.0%	141.6	231.8	229.8	-0.9%	62.2%
Impairment loss on other assets	166.3	20.8	-87.5%	148.6	0.4	1.2	N.A.	-99.2%
Other operating expenses	141.7	205.0	44.6%	48.2	36.9	131.8	N.A.	173.7%
Total other expenses	9,371.0	10,171.3	8.5%	2,693.6	2,626.0	2,849.7	8.5%	5.8%

Net income before income tax expense	7,334.1	7,451.7	1.6%	2,114.7	1,772.5	1,701.9	-4.0%	-19.5%
Income tax expense	2,149.6	2,086.3	-2.9%	473.9	446.5	418.8	-6.2%	-11.6%
Net income for the period	5,184.6	5,365.5	3.5%	1,640.8	1,326.0	1,283.1	-3.2%	-21.8%

Net income for the period attibutable to:

Non-controlling interest	2,271.9	2,331.0	2.6%	790.1	582.8	568.0	-2.5%	-28.1%

Net income attributable to owners of the parent	2,912.7	3,034.4	4.2%	850.7	743.2	715.1	-3.8%	-15.9%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

22

Item 2

1 IFRS 4Q19 and FY 2019 Consolidated Earnings Results

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States .. As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

# Consolidated key results for the year

| | COP $tn | 2018 | 2019 | 19 vs 18 |
|---|---|---|---|---|
| Balance Sheet | Gross Loans | $ 169.2 | $ 179.4 | 6.0% |
| | Deposits | $ 164.4 | $ 175.5 | 6.8% |
| | Deposits/Net Loans | 0.97 x | 1.01 x | 0.03 x |
| | Tangible Equity Ratio | 8.4% | 9.2% | 74 bps |
| Loan Quality | 90 days PDLs / Total loans | 3.1% | 3.3% | 19 bps |
| | Cost of risk | 2.4% | 2.2% | (17) bps |
| Profitability | Net interest margin | 5.7% | 5.7% | 3 bps |
| | Fee income Ratio | 23.6% | 25.5% | 191 bps |
| | Efficiency Ratio | 45.7% | 47.6% | 187 bps |
| | Attributable net income | $ 2.91 | $ 3.03 | 4.2% |
| | ROAA | 2.2% | 2.0% | (14) bps |
| | ROAE | 17.8% | 16.4% | (143) bps |

**Gross loans** excludes interbank and overnight funds. **Tangible Equity Ratio** is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. **PDLs 90+** defined as loans more than 90 days past due. **Net Interest Margin** includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

4 Key results per region for the year 70% of Assets 30% of Assets (1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 715 . 1 bn for 4 Q 19 corresponds to the Ps 433 . 6 bn of our Colombian operation plus Ps 409 . 6 bn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles . PDLs 90 + defined as loans more than 90 days past due . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non - significant figures . Equity for Central America is calculated as LBP multiplied by our 68 . 7 % stake in the company . Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America . Colombia Central America (1) (2) (2) COP $tn 2018 2019 19 vs 18 COP $tn 2018 2018 19 vs 18 Gross Loans $ 116.4 $ 124.2 6.6% Gross Loans $ 52.8 $ 55.2 4.6% Deposits $ 113.7 $ 119.2 4.8% Deposits $ 50.7 $ 56.3 11.1% Deposits/Net Loans 0.99 x 1.00 x 0.02 x Deposits/Net Loans 0.95 x 1.02 x 0.08 x Tangible Equity Ratio 7.7% 8.0% 39 bps Tangible Equity Ratio 10.3% 12.0% 165 bps 90 days PDLs / Total loans 3.8% 4.0% 14 bps 90 days PDLs / Total loans 1.3% 1.6% 27 bps Cost of risk 2.4% 2.1% (23) bps Cost of risk 2.4% 2.3% (3) bps Net interest margin 5.4% 5.3% (15) bps Net interest margin 6.3% 6.8% 42 bps Fee income Ratio 19.0% 20.9% 193 bps Fee income Ratio 34.3% 34.9% 55 bps Efficiency Ratio 41.8% 43.3% 147 bps Efficiency Ratio 54.8% 56.3% 157 bps Attributable net income $ 2.10 $ 2.11 0.4% Attributable net income $ 0.81 $ 0.92 14.0% ROAA 2.4% 2.2% (20) bps ROAA 1.7% 1.7% 0 bps ROAE 24.8% 23.3% (156) bps ROAE 10.3% 9.8% (50) bps Balance Sheet Loan Quality Profitability Balance Sheet Loan Quality Profitability

5 GDP Growth (%) Inflation (%) GDP Growth Expectations (%) Source: Banco de la República de Colombia and DANE. Source: Bloomberg Consensus Source: DANE. Seasonally adjusted , constant prices of 2015 GDP Source: Bloomberg Consensus 6.1 4.1 4.2 3.6 3.3 3.1 3.6 1.8 2.5 1.9 1.3 2.6 0.8 1.6 1.5 1.5 2.3 2.4 2.7 2.7 2.8 3.6 3.4 3.4 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2014 2015 2016 2017 2018 2019 4.5 3.0 2.1 1.4 2.5 3.3 3.80% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 12-Month inflation Lower target range Upper target range 3.72% Feb - 20: Inflation Expectations (%) Macroeconomic context - Colombia ( 1 | 3 ) 2.8 3.0 3.2 3.4 3.6 3.8 4.0 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 2020E 2021E 3.2% 3.2% 2.8 3.0 3.2 3.4 3.6 3.8 4.0 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 2020E 2021E 3.5% 3.2%

6 Central Bank’s Monetary Policy Macroeconomic context – Colombia ( 2 | 3 ) Unemployment (%) Source : Banco de la República de Colombia . (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banco de la República de Colombia and DANE. GDP as of December 2019. GDP Seasonally - adjusted, constant prices (2015 basis) Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas FY GDP 4.5% 3.0% 2.1% 1.4% 2.5% 3.3% 9.1% 8.9% 9.2% 9.4% 9.7% 10.5% 9.9% 9.8% 10.0% 10.6% 10.8% 11.2% 2014 2015 2016 2017 2018 2019 Average national unemployment Average urban unemployment 2% 4% 6% 8% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 4.56% 4.25% 4.11% Mar - 20 0% 3% 5% 8% 10% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Real GDP growth Inflation Colombian Central Bank's Interest rate 4.25% 3.72% 3.39% Feb - 20 12.9% 13.0% Jan - 20 13.7% 12.8% Jan - 19

7 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 End of Period 2,392.5 2,598.4 2,598.7 3,086.8 3,149.5 3,000.6 2,919.0 2,880.1 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 Quarter Average 2,173.0 2,470.2 2,496.4 2,938.9 3,061.7 3,263.5 2,993.0 2,949.0 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 Yearly Average 2,000.7 2,000 2,200 2,400 2,600 2,800 3,000 3,200 3,400 3,600 2,746.47 3,053.42 2,951.15 2,956.55 3,282.39 Macroeconomic context – Colombia ( 3 | 3 ) Current Account (% GDP, quarterly) Colombian Peso Exchange Rate Oil Exports/Total Exports Source: Banco de la República de Colombia. Source: Ministry of Finance. Projections start in 2020. 2014: 52.8% 2015: 40.4% 2016: 34.0% 2017: 35.0% 2018: 40.2% Source : Banco de la República de Colombia . 4Q19 vs. 4Q18 4Q19 vs. 3Q19 0.8% (5.8%) 7.9% 2.2% Real and Projected Fiscal Deficit – Fiscal Rule ( % of GDP) (3.6%) (4.2%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Trade balance Current Account Deficit 2018 2019 (2.7%) (3.8%) (2.4) (3.0) (4.0) (3.6) (3.1) (2.5) (2.2) (1.8) (1.6) (1.5) (1.4) (1.3) (1.2) (1.1) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (Jun - 2019) 2019: 40.4% 2018 2019 (3.9%) (4.3%)

8 Macroeconomic context – Central America Inflation per Country Regional Exchange Rates (100 = 12/31/2017) Growth Outlook – Real GDP Central Bank’s Interest Rates Panamá Nicaragua Costa Rica Honduras Guatemala El Salvador Central America (1) (2.0%) 0.0% 2.0% 4.0% 6.0% Dec-17 Feb-18 Apr-18 Jun-18 Aug-18 Oct-18 Dec-18 Feb-19 Apr-19 Jun-19 Aug-19 Oct-19 Dec-19 Feb-20 CR ES GU HO NI PA Cenam 6.1% 4.0% 1.2% 3.1% 1.8% (0.4%) 0.4% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Costa Rica Guatemala Honduras 5.25% 2.25% 2.75% Source: IMF (WEO October 2019); (1) Aggregate growth of all the Central American countries. Source: SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá, Cenam : Central America . Inflation of Nicaragua and Cenam as of December 2019, Panamá as of January 2020. Source: SECMCA. Source: Bloomberg 90 100 110 120 130 140 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Colón Quetzal Lempira Córdoba TRM 134 105 111 104 100 2.5% 3.0% 3.5% 3.0% 2.1% 2.3% - 5.7% 3.4% 5.5% 3.5% 3.5% 2.5% 2.3% - 0.8% 2019E 2020E

9 Digital transformation (1) Includes 7,146 digital approval of mortgages in 2019. Strategy ▪ We are taking advantage of new digital technologies to improve customer experience, reach new customers, create new products and markets, and improve our efficiency ▪ We have launched a coordinated effort to digitalize our front and back offices, redesigning our core products, processes, and transactions ▪ Through analytics, we strive to better understand and serve our clients as well as improve our core activities such as risk, pricing and customer lifecycle management Evolution ▪ Since their creation 3 years ago, our digitalization labs have yielded strong results. We now have: ‒ 3.5 million (or 20%) of our clients are digital ‒ 35% of our retail product sales are supported by our digital initiatives ‒ 22 core products have been digitalized in our banks ‒ 60% of our transactions are digital 121 230 940 2 14 31 2017 2018 2019 2.4 2.9 3.5 5 15 22 2017 2018 2019 (1) Advanced Analytics

10 65.0% 9.9% 1.8% Net loans and leases Fixed income investments Unconsolidated equity investments Other 65.0% 9.9% 1.8% 23.3% 4Q18 62.4% 10.5% 2.1% 25.0% 4Q19 Colombian operations , 69.8% Foreign (1) , 30.2% Colombian operations , 69.0% Foreign (1) , 31.0% Colombian operations , 70.3% Foreign (1) , 29.7% 63.7% 10.4% 2.0% 23.8% 3Q19 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. (2) 259.7 273.8 278.8 4Q18 3Q19 4Q19 4Q19 / 4Q18 = 7.4% 4Q19 / 3Q19 = 1.8% 4Q19 / 4Q18 = 7.1% 4Q19 / 3Q19 = 3.7% Growth excl. FX movement of Central American Operations

11 169.2 179.3 179.4 4Q18 3Q19 4Q19 4Q19 / 4Q18 = 6.0% 4Q19 / 3Q19 = 0.1% 4Q19 / 4Q18 = 5.7% 4Q19 / 3Q19 = 2.0% Growth excl. FX movement of Central American Operations 56.0% 55.3% 55.1% 32.8% 33.1% 33.4% 11.0% 11.4% 11.3% 0.3% 0.2% 0.2% Commercial Consumer Mortgages Microcredit 4.4% 7.9% 8.8% - 3.6% 4.2% 7.6% 8.2% - 3.6% 4Q19 / 4Q18 4Q18 3Q19 4Q19 4Q19 / 3Q19 - 0.2% 0.9% - 1.0% - 0.8% 1.3% 3.0% 2.4% - 0.8% Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations

12 3.29% 2.72% 2.30% 3.09% 2.49% 2.07% 4Q18 3Q19 4Q19 Impairment loss / Average loans Impairment loss, net / Average loans Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk 4.25% 4.55% 4.36% 3.07% 3.26% 3.26% 4Q18 3Q19 4Q19 30 days PDLs / Total loans 90 days PDLs / Total loans 0.70x 0.63x 1.25x 4Q18 3Q19 4Q19 4.84% 1.58x 1.53x 1.40x 1.14x 1.10x 1.05x 4Q18 3Q19 4Q19 Allowances / 90+ PDLs Allowance / 30+ PDLs 5.00% 4.56% Allowance / Gross loans Quality Coverage FY18 FY19 2.6% 2.4% 2.4% 2.2% FY18 FY19 0.7x 0.9x

13 Loan portfolio quality 4Q18 3Q19 4Q19 4Q18 3Q19 4Q19 Commercial 3.88% 4.26% 3.94% 3.42% 3.67% 3.58% Consumer 4.83% 4.87% 4.80% 2.66% 2.70% 2.76% Mortgages 4.13% 4.78% 4.84% 2.25% 2.71% 2.97% Microcredit 16.52% 17.36% 18.09% 12.30% 13.02% 13.60% Total loans 4.25% 4.55% 4.36% 3.07% 3.26% 3.26% 30 days past due loans 90 days past due loans (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t d ue. Figures in Ps. Billions 30 days past due formation 90 days past due formation 4Q18 1Q19 2Q19 3Q19 4Q19 Initial NPLs 5,166 5,188 5,143 5,491 5,846 New NPLs 927 988 1,309 1,247 1,826 Charge-offs (905) (1,034) (961) (892) (1,829) Final NPLs 5,188 5,143 5,491 5,846 5,842 4Q18 1Q19 2Q19 3Q19 4Q19 Initial PDLs 7,229 7,195 7,426 7,716 8,155 New PDLs 872 1,264 1,252 1,331 1,502 Charge-offs (905) (1,034) (961) (892) (1,829) Final PDLs 7,195 7,426 7,716 8,155 7,827 FY18 FY19 6,195 7,195 4,149 5,349 (3,149) (4,717) 7,195 7,827 FY18 FY19 4,382 5,188 3,955 5,370 (3,149) (4,717) 5,188 5,842 (1) (2) (1) (2)

14 Funding Figures in Ps. Trillions 4Q18 3Q19 4Q19 Others 0.4% 0.2% 0.3% Time deposits 40.7% 43.8% 41.7% Checking accounts 24.2% 22.8% 24.2% Savings accounts 34.8% 33.2% 33.8% Total deposits 4Q19 / 4Q18 = 6.8% 4Q19 / 3Q19 = 0.8% 164.4 174.0 175.5 Deposit composition 4Q19 / 4Q18 = 6.5% 4Q19 / 3Q19 = 2.7% Growth excl. FX movement of Central American Operations 4Q18 3Q19 4Q19 Interbank borrowings 3.2% 2.5% 4.0% Bonds issued 9.3% 9.4% 9.5% Banks and others 11.3% 11.6% 10.3% Deposits 76.2% 76.5% 76.2% Total funding 215.6 227.5 230.3 Funding composition 4Q19 / 4Q18 = 6.8% 4Q19 / 3Q19 = 1.2% 4Q19 / 4Q18 = 6.6% 4Q19 / 3Q19 = 3.0% Growth excl. FX movement of Central American Operations 0.97x 1.00x 1.01x 4Q18 3Q19 4Q19 Deposits / Net loans (%) 17.3% 15.7% 17.2% 4Q18 3Q19 4Q19 Cash / Deposits (%) * (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables

15 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 4Q18 3Q19 4Q19 Minority interest 11.8 13.0 13.5 Attributable equity 17.8 19.3 19.9 4Q19 / 4Q18 = 12.8% 4Q19 / 3Q19 = 3.0% 29.6 32.4 33.3 17.8 19.3 19.9 4Q18 3Q19 4Q19 Attributable shareholders equity 4Q19 / 3Q19 = 2.8% 4Q19 / 4Q18 = 11.6% Total equity / Assets Tangible equity ratio (1) 11.4% 11.8% 12.0% 8.4% 8.9% 9.2% (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Go odw ill and other Intangibles. 4Q18 3Q19 4Q19 4Q183Q19 4Q19 4Q183Q194Q19 4Q183Q194Q19 Primary capital (Tier 1) 8.9 9.6 9.1 10.2 10.2 9.6 7.7 8.7 8.5 9.9 10.2 9.7 Solvency Ratio 13.5 13.4 12.8 12.6 12.4 11.8 10.1 10.7 10.6 10.5 11.0 10.7

16 6.64% 6.35% 6.36% 4Q18 3Q19 4Q19 10.52% 10.37% 10.38% Avg. Yield on loans NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 4Q18 3Q19 4Q19 4Q19 / 4Q18 4Q19 / 3Q19 2.8 3.0 3.0 8.5% 1.5% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.6% for 4Q19, 5.6% for 3Q19 and 5. 7% for 4Q18. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 5.60% 5.68% 5.63% 4Q18 3Q19 4Q19 3.72% 3.78% 3.78% Cost of funds 0.50% 2.33% 1.96% 4Q18 3Q19 4Q19 4.38% 6.35% 5.98% Avg. Yield on fixed income and interbank & overnight funds FY18 FY19 5.67% 5.70% 3.71% 3.74% FY18 FY19 6.71% 6.40% 10.56% 10.36% FY18 FY19 0.60% 2.28% 4.45% 6.24%

# Fees and other operating income

*Figures in Ps. Billions*

## Gross fee income



4Q19/4Q18=13.6%
4Q19/3Q19=9.2%
4Q19/4Q18 = 10.0%
4Q19/3Q19 = 8.2%
1,459.7
1,519.2
1,658.3
4Q19/4Q18
4Q19/3Q19
2.8%
17.4%
5.6%
74.2%
2.6%
18.4%
5.7%
73.2%
2.4%
17.7%
5.0%
74.9%
-2.4%
1.4%
15.2%
4.8%
1.6%
-5.1%
14.7%
11.6%
4Q18
3Q19
4Q19
Banking fees
Trust activities
Pension fees
Other

Growth excluding FX movement of Central American Operations

## Non-financial sector[1]

| | 4Q18 | 3Q19 | 4Q19 | FY18 | FY19 |
|---|---|---|---|---|---|
| Energy & gas | 114 | 193 | 143 | 588 | 665 |
| Infrastructure | 1,178 | 551 | 478 | 2,325 | 2,028 |
| Hotels | 13 | 8 | 9 | 37 | 32 |
| Agribusiness | -10 | -1 | 14 | -5 | 14 |
| Other [2] | -89 | -90 | -105 | -301 | -363 |
| **Total** | **1,207** | **661** | **539** | **2,644** | **2,375** |

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

## Other operating income

| | 4Q18 | 3Q19 | 4Q19 | FY18 | FY19 |
|---|---|---|---|---|---|
| Foreign exchange gains (losses), net | -88 | -208 | 337 | 283 | 312 |
| Net income (loss) on financial derivatives | 236 | 250 | -179 | 248 | 20 |
| Other trading income on derivatives | 50 | 78 | 12 | 179 | 122 |
| Derivatives and foreign exchange gains (losses), net (1) | 198 | 120 | 170 | 711 | 454 |
| Gains on valuation of assets | 27 | 5 | 12 | 37 | 14 |
| Net income from other financial instruments mandatory at FVTPL | 29 | 55 | 55 | 206 | 218 |
| Net gain on sale of investments and OCI realization | 15 | 119 | 9 | 1 | 199 |
| Gain on the sale of non-current assets held for sale | 6 | 6 | 5 | 20 | 23 |
| Income from non-consolidated investments (2) | 66 | 68 | 57 | 269 | 314 |
| Other income from operations | 475 | 115 | 106 | 748 | 420 |
| **Total other income from operations** | **815** | **488** | **414** | **1,992** | **1,643** |

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

17

18 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income (1) Cost to assets (2) Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . (1) Cost to income as previously reported would have been 41 . 8% , 43 . 8 % and 46 . 3 % for 4 Q 18 , 3 Q 19 and 4 Q 19 , respectively . 43 . 1 % for FY 18 and FY 19 . (2) Cost to assets as previously reported would have been 3 . 8% , 3 . 5 % and 3 . 6 % for 4 Q 18 , 3 Q 19 and 4 Q 19 , respectively . 3 . 5 % for FY 18 and 3 . 4 % for FY 19 . 44.1% 47.9% 52.1% 4Q18 3Q19 4Q19 FY18 45.7% FY19 47.6% 4.3% 3.9% 4.1% 4Q18 3Q19 4Q19 FY18 3.9% FY19 3.8%

19 850.7 743.2 715.1 4Q18 3Q19 4Q19 Net income attributable to controlling interest $38.2 $33.4 $32.1 EPS $29.0 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity. Figures in Ps. Billions 2.6% 2.0% 1.9% 4Q18 3Q19 4Q19 ROAA (1) 2.0% 19.6% 15.8% 14.6% 4Q18 3Q19 4Q19 ROAE (2) 15.8% FY18 FY19 2,912.7 3,034.4 $ 130.7 $ 136.2 FY18 FY19 2.2% 2.0% FY18 FY19 17.8% 16.4%

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel